U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

      [ ] Form 10-K      [ ] Form 10-KSB      [ ] Form 20-F
[ ] Form 11-K      [ ] Form 10-Q
                                              [X] Form 10QSB
[ ] Form N-SAR

                                             For Period
Ended:  June 30, 1998

                                             [ ] Transition
Report on Form 10-K
                                             [ ] Transition
Report on Form 20-F
                                             [ ] Transition
Report on Form 11-K
                                             [ ] Transition
Report on Form 10-Q
                                             [ ] Transition
Report on Form N-SAR
                                             For the
Transition Period Ended:  ____________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification
relates:____________________________________________________
_______


____________________________________________________________
__________________

Part I - Registrant Information
____________________________________________________________
__________________

     MERIDIAN FINANCIAL CORPORATION
     9265 Counselor's Row, Suite 106
     Indianapolis, Indiana  46240-6402
____________________________________________________________
__________________

Part II - Rules 12b-25(b) and (c)
____________________________________________________________
__________________

     [x] The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

     [x] The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
Part III - Narrative
____________________________________________________________
__________________

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

Registrant needs additional time to coordinate the completion of its form 10Q-SB due to increased operational activities from an increase in lease volume.

____________________________________________________________
__________________

Part IV - Other Information
____________________________________________________________
__________________

    (1) Name and telephone number of person to contact in regard to this notification

             Gerald W. Gerichs
(317)        814-2000
                     (Name)
(Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under
section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

[x] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes     [ ] No

     It is anticipated that Registrant will report a net loss before preferred dividends of $82,033 for the nine months ended June 30, 1998, compared with a net loss before preferred dividends of $282,792 for the nine months ended June 30, 1997.




MERIDIAN FINANCIAL CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: 08/14/98                           By:/s/ Gerald W. Gerichs
                                                Gerald W. Gerichs
                                                Vice President, Secretary and
                                                Treasurer